UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SCRIPPS NETWORKS INTERACTIVE, INC.

(Exact name of registrant as specified in its charter)

Ohio	61-1551890
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9721 Sherrill Boulevard Knoxville, Tennessee	37932
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Shares, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Scripps Networks Interactive, Inc., an Ohio corporation (the “Registrant” or the “Company”), in connection with the transfer of the listing of its Class A Common Shares, par value $0.01 per share (the “Class A Common Shares”), from the New York Stock Exchange to the NASDAQ Global Select Market (the “NASDAQ”).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of the Registrant’s Securities to be Registered

The description of the material terms of Class A Common Shares set forth below is subject to, and qualified in its entirety by reference to, the Company’s Amended and Restated Articles of Incorporation (the “Articles”), the Company’s Amended and Restated Code of Regulations and the General Corporation Law of the State of Ohio, as amended (the “Ohio Revised Code”).

Authorized Shares. The Company is authorized to issue up to 240,000,000 Class A Common Shares, 60,000,000 Common Voting Shares, par value $0.01 per share (the “Common Voting Shares”), and 25,000,000 Preferred Shares, par value $0.01 per share (the “Preferred Shares”). As of January 31, 2016, there were 94,863,550 Class A Common Shares, 33,850,481 Common Voting Shares and no Preferred Shares issued and outstanding.

Dividends. Each Class A Common Share and each Common Voting Share is entitled to dividends if, as and when dividends are declared by the Company’s Board of Directors (the “Board”). Dividends must be paid on the Class A Common Shares and the Common Voting Shares at any time that dividends are paid on either. Any dividend declared and payable in cash, capital stock or other property must be paid equally, share for share, on the Common Voting Shares and the Class A Common Shares. Dividends and distributions payable in Common Voting Shares may be paid only on Common Voting Shares, and dividends and distributions payable in Class A Common Shares may be paid only on Class A Common Shares. If a dividend or distribution payable in Class A Common Shares is made on the Class A Common Shares, a simultaneous dividend or distribution on the Common Voting Shares must be made. If a dividend or distribution payable in Common Voting Shares is made on the Common Voting Shares, a simultaneous dividend or distribution in Class A Common Shares must be made on the Class A Common Shares. Pursuant to any such dividend or distribution, each Common Voting Share will receive a number of Common Voting Shares equal to the number of Class A Common Shares payable on each Class A Common Share.

In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of the Company and which possesses authority to issue class A common shares and common voting shares with voting characteristics identical to those of the Company’s Class A Common Shares and Common Voting Shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of the Company, only class A common shares of such subsidiary shall be distributed with respect to the Company’s Class A Common Shares and only common voting shares of such subsidiary shall be distributed with respect to the Company’s Common Voting Shares.

Voting Rights. Holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company (or the nearest smaller whole number if one-third of the entire Board is not a whole number), except directors, if any, to be elected by holders of Preferred Shares of the Company (when and if issued) or any series thereof. Holders of Class A Common Shares are not entitled to vote on any other matters except as required by Ohio law. Holders of Common Voting Shares will be entitled to elect all remaining directors and to vote on all other matters. Nomination of persons for election by either class of the Company’s shares to the Board is made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding Common Voting Shares will have the right to increase or decrease the number of authorized Class A Common Shares and Common Voting Shares, but not below the number of shares thereof then outstanding.

Under Ohio law, an amendment to the Articles that purports to do any of the following with respect to either the Class A Common Shares or Common Voting Shares would require the separate approval of the holders of each such class affected by the amendment: (i) increase or decrease the par value of the issued shares of such class

(or of any other class of capital stock of the Company if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock of the Company if the amendment would reduce or eliminate the stated capital of the Company), (iii) change the express terms of, or add express terms to, the stock of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the Company shall be reduced or eliminated as a result of an amendment described in subclause (i) or (ii) above, or provide, in the case of an amendment described in subclause (v) above, that the stated capital of the Company shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the Articles may be adopted that changes substantially the purposes of the Company, or (viii) change the Company into a nonprofit corporation.

The holders of Common Voting Shares have the power to defeat any attempt to acquire control of the Company by means of a merger, sale of assets or similar transaction even though such a change in control may be favored by shareholders holding substantially more than a majority of the Company’s outstanding equity. This may have the effect of precluding a holder of Class A Common Shares from receiving any premium above market price for such holder’s Class A Common Shares that may be offered in connection with any such attempt to acquire control.

The Company’s voting structure, which is similar to voting structures adopted by other media companies, is designed to promote the continued independence and integrity of the Company’s operations under the control of the holders of the Common Voting Shares, while at the same time providing for equity ownership by a broader group of shareholders through a class of publicly traded common shares, the Class A Common Shares. This structure may render more difficult certain unsolicited or hostile takeover attempts, which could disrupt the Company, divert the attention of the Company’s directors, officers and employees and adversely affect the independence and quality of the Company’s media operations.

Certain Anti-Takeover Statutes.

Business Combinations with Interested Shareholders. Chapter 1704 of the Ohio Revised Code applies to a broad range of business combinations between an Ohio corporation and an “interested shareholder.” Chapter 1704 is triggered by the acquisition of 10 percent of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period the prohibition is absolute absent prior approval by the board of directors of the acquisition of voting power by which a person became an “interested shareholder” or absent approval of the subject transaction. Chapter 1704 may be made inapplicable to a company by its articles of incorporation. The Articles provide that this statute does not apply to the Company.

Control Share Acquisition. Section 1701.831 of the Ohio Revised Code (the “Ohio Control Share Acquisition Statute”) also provides protection to shareholders against unfriendly and coercive takeover efforts. The Ohio Control Share Acquisition Statute provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within certain ranges of voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the voting power of the intended acquirer. The Ohio Control Share Acquisition Statute may be made inapplicable to a company by its articles of incorporation. The Articles provide that this statute does not apply to the Company.

Ohio “Anti-Greenmail” Statute. Pursuant to Section 1707.043 of the Ohio Revised Code, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the securities. This statute may be made inapplicable to a company by its articles of incorporation. The Articles provide that this statute does not apply to the Company.

Tender Offer Statute. The Ohio tender offer statute (Ohio Revised Code Section 1707.041) requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offerer, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

Authority and Duties of Directors. Section 1701.59 of the Ohio Revised Code provides that a director shall not be found to have violated his duties to a corporation and its shareholders unless it is proved by clear and convincing evidence that he has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, and any action brought again him, including actions involving or affecting a change or potential change in control of the company or a determination to resist a change or potential change in control of the company determined by a majority of the directors to be opposed to or not in the best interests of the corporation. This section also provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and, in his discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal interests, long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. The Ohio Revised Code specifically provides that the selection of a time frame for the achievement of corporate goals is the responsibility of the directors. The Articles provide that the directors shall, when evaluating any offer of another party to make a tender or exchange offer for any equity security of the Company, to merge or consolidate the Company with another corporation or to purchase or otherwise acquire all or substantially all of the properties and assets of the Company, give due consideration, in determining what is in the best interests of the Company, to the effect of such a transaction on the integrity, character and quality of the Company’s operations, long-term as well as short-term interests of the Company and its shareholders, and the social, legal and economic effects on the employees, customers, suppliers and creditors of the Company and its subsidiaries, on the communities and geographical areas in which they operate or are located, and on any of the businesses and properties thereof, as well as such other factors as the Board deems relevant.

Meetings of Shareholders. Meetings of the Company’s shareholders may be called by the Company’s chairman or president, by a majority of the Board, or by the holders of record of 50 percent of the Company’s outstanding Common Voting Shares. Holders of Class A Common Shares are not entitled to call a meeting of shareholders.

Conversion. Each Common Voting Share is convertible at no cost and at any time into one Class A Common Share.

Liquidation Rights. In the event of the Company’s liquidation, dissolution or winding up, after there shall have been paid or set aside for the holders of Preferred Shares of the Company then outstanding the full preferential amounts to which they are entitled under the resolutions authorizing the issuance of such Preferred Shares, the net assets of the Company remaining shall be divided among the holders of Class A Common Shares and Common Voting Shares in such a manner that the amount of such net assets distributed to each of the Class A Common Shares shall be equal to the amount of such assets distributed to each of the Common Voting Shares.

Preemptive Rights. Holders of Common Voting Shares shall have the preemptive right to subscribe to any additional issue of stock of any class of the Company or any series thereof that by its express terms and provisions grants general, continuous and unconditional voting rights to the holders thereof and to any class of securities of the Company convertible into any such stock or series thereof. Holders of Class A Common Shares shall are not entitled as such, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to subscribe for or purchase securities convertible into or exchangeable for shares of the Company or to which shall be attached or appertain any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription or purchase, if any, for such considerations and upon such terms and conditions as the Board from time to time may determine.

Cumulative Voting. Holders of Class A Common Shares do not have cumulative voting rights.

Listing. As of March 15, 2016, the Class A Common Shares will be listed on NASDAQ and traded under the symbol “SNI.”

Transfer Agent and Registrar. The registrar and transfer agent for the Class A Common Shares is Wells Fargo Shareowner Services.

Item 2.	Exhibits

Exhibit Number	Exhibit

3.1	Amended and Restated Articles of Incorporation of Scripps Networks Interactive, Inc., incorporated herein by reference to Exhibit 3.1 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 5, 2009 (Commission File No. 001-34004).

3.2	Amended and Restated Code of Regulations of Scripps Networks Interactive, Inc., incorporated herein by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 5, 2009 (Commission File No. 001-34004).

4.1	Specimen Certificate of Class A Common Shares of Scripps Networks Interactive, Inc., incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 10, filed June 11, 2008 (Commission File No. 001-34004).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 14, 2016

SCRIPPS NETWORK INTERACTIVE, INC.

By:	/s/ Kenneth W. Lowe
	Name:	Kenneth W. Lowe
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

3.1	Amended and Restated Articles of Incorporation of Scripps Networks Interactive, Inc., incorporated herein by reference to Exhibit 3.1 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 5, 2009 (Commission File No. 001-34004).

3.2	Amended and Restated Code of Regulations of Scripps Networks Interactive, Inc., incorporated herein by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 5, 2009 (Commission File No. 001-34004).

4.1	Specimen Certificate of Class A Common Shares of Scripps Networks Interactive, Inc., incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 10, filed June 11, 2008 (Commission File No. 001-34004).